United States
Securities and Exchange Commission
Washington, D.C.  20549

Schedule 13D
Under the Securities Exchange Act of 1934
(Amendment No.1)

Algoma Steel Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

01566M 20 4
(CUSIP Number)

Howard Amster, 23811 Chagrin Blvd, Suit 200
Beachwood, OH 44122-5525  (216) 595-1047
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 11, 2002
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e),240.13d-1(f) or
240.13d-1(g), check the following box. (   )

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act or 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


1	Name of Reporting Person		Howard Amster


2	If a Member of a Group	a)	/     /
					b)        / X/


3	SEC Use Only


4	Source of Funds		PF


5	Check if Disclosure of Legal Proceedings is Required


6	Citizenship or Place of Organization		USA

Number of	7	Sole Voting Power		  1,210,000	487,336*
Shares
Beneficially	8	Shared Voting Power	 	     181,178	108,698*
Owned by
Each		9	Sole Dispositive Power	  1,210,000	487,336*
Reporting
Person 	          10	Shared Dispositive Power	     181,178	108,698*


11	Aggregate Amount Beneficially Owned by Each Reporting Person

							  1,652,347      756,563*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares


13	Percent of Class Represented by Amount in Row (11) 5.5 %, 3.78 %*


14	Type of Reporting Person	IN

* Does not include shares issuable if 1% convertible notes are not converted.







1	Name of Reporting Person		Amster Trading Company


2	If a Member of a Group	a)	/     /
					b)        /X /


3	SEC Use Only


4	Source of Funds		WC


5	Check if Disclosure of Legal Proceedings is Required


6	Citizenship or Place of Organization		USA

Number of	7	Sole Voting Power
Shares
Beneficially	8	Shared Voting Power		101,686	61,046*
Owned by
Each		9	Sole Dispositive Power
Reporting
Person 	          10	Shared Dispositive Power	101,686	61,046*


11	Aggregate Amount Beneficially Owned by Each Reporting Person

							101,686	61,046*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares


13	Percent of Class Represented by Amount in Row (11) .34 %  .31 %*


14	Type of Reporting Person		CO


* Does not include shares issuable if 1% convertible notes are not converted.




1	Name of Reporting Person		Tamra F. Gould


2	If a Member of a Group	a)	/     /
					b)        / X/


3	SEC Use Only


4	Source of Funds		PF


5	Check if Disclosure of Legal Proceedings is Required


6	Citizenship or Place of Organization		USA

Number of	7	Sole Voting Power
Shares
Beneficially	8	Shared Voting Power		28,640
Owned by
Each		9	Sole Dispositive Power
Reporting
Person 	          10	Shared Dispositive Power	28,640


11	Aggregate Amount Beneficially Owned by Each Reporting Person

							28,640

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares


13	Percent of Class Represented by Amount in Row (11) .1%


14	Type of Reporting Person		IN






1	Name of Reporting Person		Gould Trading Company


2	If a Member of a Group	a)	/    /
					b)        /X/


3	SEC Use Only


4	Source of Funds


5	Check if Disclosure of Legal Proceedings is Required


6	Citizenship or Place of Organization

Number of	7	Sole Voting Power
Shares
Beneficially	8	Shared Voting Power		28,640
Owned by
Each		9	Sole Dispositive Power
Reporting
Person 	          10	Shared Dispositive Power	28,640


11	Aggregate Amount Beneficially Owned by Each Reporting Person

							28,640

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares


13	Percent of Class Represented by Amount in Row (11)  .1 %


14	Type of Reporting Person		CO








1	Name of Reporting Person		Pleasant Lake Apts. Corp.


2	If a Member of a Group	a)	/    /
					b)        /X/


3	SEC Use Only


4	Source of Funds		WF


5	Check if Disclosure of Legal Proceedings is Required


6	Citizenship or Place of Organization		U.S.A.

Number of	7	Sole Voting Power
Shares
Beneficially	8	Shared Voting Power		79,492		47,652*
Owned by
Each		9	Sole Dispositive Power
Reporting
Person 	          10	Shared Dispositive Power	79,492		47,652*


11	Aggregate Amount Beneficially Owned by Each Reporting Person

							79,492		47,652*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares


13	Percent of Class Represented by Amount in Row (11) .26%	 .24 %*


14	Type of Reporting Person		CO

* Does not include shares issuable if 1% convertible notes are not converted.




1	Name of Reporting Person	Pleasant Lakes Apts. Ltd. Partnership


2	If a Member of a Group	a)	/     /
					b)        / X/


3	SEC Use Only


4	Source of Funds		OO


5	Check if Disclosure of Legal Proceedings is Required


6	Citizenship or Place of Organization		U.S.A.

Number of	7	Sole Voting Power
Shares
Beneficially	8	Shared Voting Power		79,492		47,652*
Owned by
Each		9	Sole Dispositive Power
Reporting
Person 	          10	Shared Dispositive Power	79,492		47,652*


11	Aggregate Amount Beneficially Owned by Each Reporting Person

							79,492		47,652*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares


13	Percent of Class Represented by Amount in Row (11) .26%  .24 %*


14	Type of Reporting Person		OO


* Does not include shares issuable if 1% convertible notes are not converted.




1	Name of Reporting Person		Ramat Securities Ltd.


2	If a Member of a Group	a)	/     /
					b)        / X/


3	SEC Use Only


4	Source of Funds		WF


5	Check if Disclosure of Legal Proceedings is Required


6	Citizenship or Place of Organization		U.S.A.

Number of	7	Sole Voting Power		442,347	269,227*
Shares
Beneficially	8	Shared Voting Power
Owned by
Each		9	Sole Dispositive Power	442,347	269,227*
Reporting
Person 	          10	Shared Dispositive Power


11	Aggregate Amount Beneficially Owned by Each Reporting Person

							442,347	269,227*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares


13	Percent of Class Represented by Amount in Row (11) 1.47% 1.34 %*


14	Type of Reporting Person		BD


* Does not include shares issuable if 1% convertible notes are not converted.





There are no changes to the Schedule 13D, as amended except as set forth in this first amendment.

Item 3.		Source and Amount of Funds or Other Consideration

Howard Amster in his individual retirement account purchased additional Algoma Steel Inc. convertible notes with personal funds without borrowing. The total consideration for these purchases reported on this amendment is $ 689,567.50, bringing Mr. Amster's total investment in the convertible notes to $ 1,779,154.50.

Ramat Securities Ltd. purchased Algoma Steel Inc. new common shares with working capital without borrowing. The total consideration for the new common share purchases is $ 214,950.79, bringing
Ramat Securities Ltd. current investment in the new common shares (less shares sold, see Item 5. c.) to $ 608,188.99.

Item 4.		Purpose of Transaction

Howard Amster, Amster Trading Company, Tamra F. Gould, Gould Trading Company, Pleasant Lake Apts. Corp., Pleasant Lake Apts. Ltd.
Partnership and Ramat Securities Ltd. may be deemed to be a group.

		a)	Any member of the group might acquire additional
		shares or other securities of the Issuer or dispose of some or all of their shares depending upon market conditions and their personal circumstance

Item 5.		Interest in Securities of the Issuer

(a)(b)	The aggregate amount owned by the Reporting Persons is
865,261 new common shares or 4.32 % of the outstanding shares and if the convertible notes were converted into 996,904 new common shares that combined would total 1,862,165 new common shares or 6.2 % of the outstanding shares.

Howard Amster in his individual retirement account owns 487,336 new common shares or 2.43 % of the outstanding shares and if the convertible notes were converted into 722,664 new common shares that combined would total 1,210,000 new common shares or 4.03 % of the outstanding shares.



Amster Trading Company owns 61,046 new common shares or ..31 % of the new common shares outstanding and if the convertible notes were converted into 40,640 new common shares that combined would total 101,686 new common shares or ..34 % of the outstanding shares.

Gould Trading Company owns the convertible notes, and if converted, would own 28,640 new common shares or ..1% of the outstanding shares.

Pleasant Lake Apts. Ltd. Partnership owns 47,652 new common shares or .24 % of the new common shares outstanding and if the convertible notes were converted into 31,840 new common shares that combined would total 79,492 new common shares or .26 % of the outstanding shares.

Ramat Securities Ltd. owns 269,227 new common shares or
1.34 % of the new common shares outstanding and if the convertible notes were converted into 173,120 new common shares that combined would total 442,347 new common shares or 1.47 % of the outstanding shares.

c)


SHARES BOUGHT
									Executing
Identity		Date		Shares		Price		Broker
Ramat 			04/11/02	30,000		4.1058		Ramat Securities
Securities Ltd.		04/12/02	10,000		4.1089		Ramat Securities
			04/12/02	12,300		4.1173		Ramat Securities


SHARES SOLD
									Executing
			Date		Shares		Price		Broker
Howard Amster	04/05/02	 54,357	3.5351		Ramat Securities
Individual		04/08/02	 63,000	3.8120		Ramat Securities
Retirement Account	04/12/02         142,419	4.1688		Ramat Securities


Gould Trading		03/26/02	16,347		2.2845		Ramat Securities
Company


Ramat Securities 	04/10/02	     500		4.3115		Ramat Securities
			04/12/02	42,300		4.1688		Ramat Securities



1 % Convertible Notes due 12/31/2030	BONDS BOUGHT

Howard Amster	04/08/02	$ 396,000	39		Ramat Securities
Individual		04/11/02	$ 377,648	50		Ramat Securities
Retirement Account	04/12/02	$ 630,000	54.75		Ramat Securities


The following adjustments were made to correct fractional interests received on 3/7/02 pursuant to the Plan of Arrangement and Reorganization. Adjustments made 4/11/02 and 4/12/02.

Identity				Common Shares
Howard Amster			    	1
Individual
Retirement Account

Ramat Securities 				1
..
Identity				1% Convertible Notes
Howard Amster Individual		less  $ 48.00
Retirement Account
Correct holdings were: $  3,113,000

Amster Trading Company		less $ 367.00
	Correct holdings were: $    254,000

Gould Trading Company		       $ 120.00 more
	Correct holdings were:  $   179,000

Pleasant Lake Apts. Ltd. Partnership	     $   444.00 more
	Correct holdings were	:  $   199,000

Ramat Securities Ltd. 			less $ 224.00
	Correct holdings were: $ 1,082,000







Signature	After reasonable inquiry and to the best of our knowledge
		and belief, we certify that the information set forth in this statement is true, complete and correct.

Date:		April 18, 2002



Howard Amster				Ramat Securities Ltd.
						By:	David Zlatin
						Title:	Principal
Amster Trading Company
By:	Howard Amster
Title:	President


Tamra F. Gould


Gould Trading Company
By:	Tamra F. Gould
Title:	President


Pleasant Lake Apts. Corp.
By:	Howard Amster
Title:	President


Pleasant Lake Apts. Limited Partnership
By:	Howard Amster
Title:	President of Pleasant Lake Apts. Corp, the General Partner